UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _______ to _______

Commission File Number: 000-15760

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hardinge Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hardinge Inc.
One Hardinge Drive, Elmira, NY 14902

HARDINGE INC. RETIREMENT PLAN

FORM 11-K TABLE OF CONTENTS
DECEMBER 31, 2015 AND 2014

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (WITH REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM THEREON)

SIGNATURES

INDEX TO EXHIBITS

HARDINGE INC. RETIREMENT PLAN

Financial Statements as of
December 31, 2015 and 2014
Together with
Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Hardinge Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to the auditing procedures performed in conjunction with the audit of the Hardinge Inc. Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Pittsford, New York	/s/ Bonadio & Co., LLP
June 28, 2016

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014

INVESTMENTS, at fair value:
Money market funds	$47,521	$49,006
Common collective trust	8,300,235	8,021,760
Hardinge Inc. common stock	930,165	1,301,605
Mutual funds	37,672,503	39,712,683

Total investments	46,950,424	49,085,054

RECEIVABLES:
Participants contributions	9,262	—
Employer contributions	1,748,178	1,743,454
Notes receivable from participants	917,755	918,523

Total receivables	2,675,195	2,661,977

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	49,625,619	51,747,031

ADJUSTMENT TO CONTRACT VALUE FROM FAIR VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(137,933)	(238,912)

NET ASSETS AVAILABLE FOR BENEFITS	$49,487,686	$51,508,119

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECMEBER 31, 2015 AND 2014

	2015	2014

INVESTMENT INCOME:
Net appreciation of investments	$(2,034,692)	$1,409,972
Interest and dividends	1,697,419	1,300,988

Total investment income	(337,273)	2,710,960

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	38,560	37,031

CONTRIBUTIONS:
Employer	1,978,443	1,966,105
Participant	2,003,164	1,998,337
Rollover	284,032	746,635
Other	—	162

Total contributions	4,265,639	4,711,239

PAYMENTS:
Benefits paid to participants	(5,975,883)	(3,487,520)
Other	(11,476)	(11,395)

Total payments	(5,987,359)	(3,498,915)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(2,020,433)	3,960,315

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	51,508,119	47,547,804

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$49,487,686	$51,508,119

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Plan Sponsor) and its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
All employees are eligible to begin salary deferrals upon employment. Employees are eligible to receive employer matching and non-elective contributions beginning January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting
Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of service. Participants vest 20% each year after the second year of service and are fully vested after six years of service.

Contributions
Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Plan Sponsor matches 25% of the voluntary contributions made by an eligible participant up to 4% of the participant’s current compensation, as defined, for a maximum potential contribution of 1% of the participant’s compensation. Additionally, the Plan Sponsor makes a non-elective contribution of 4% of the participant’s compensation, as defined, for all eligible participants.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s employee deferral and rollover balances. The loans are collateralized by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan’s Loan Committee. Typically, the interest rate charged is the prime rate plus 1%. Principal and interest are paid through payroll deductions over a term of five years, except for loans used to purchase a participant’s principal residence, which may be repaid over a time determined to be reasonable by the Plan’s Loan Committee, but no longer than ten years.

1. DESCRIPTION OF THE PLAN (Continued)

Hardship Withdrawals
Hardship withdrawals from the Plan are permitted under certain circumstances.

Benefit Payments
Upon termination of service, a participant may elect to leave his or her funds in the Plan, receive a lump-sum amount equal to the value of the account, or rollover his or her funds into another plan in accordance with Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by generally accepted accounting principles, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, "Plan Accounting: Defined Benefit Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965)." The standard (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient. The standard will be effective for the Plan beginning in fiscal 2017, with early adoption permitted. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

In May 2015, the FASB issues ASU 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Assets Value per Share (or its Equivalent)." The standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The standard will be effective for the Plan year beginning in fiscal year 2017, with early adoption permitted, and, will be applied retrospectively. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statement.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition
Investments are stated at fair value. Money market funds are stated at cost, which approximates fair value. The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Hardinge Inc. common stock and mutual funds are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, the investment is valued at the most recent sales, trade, or current bid price. Purchases, sales, and interest income are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Fair Value Measurement - Definition and Hierarchy
The Plan uses various valuation techniques in determining fair value. FASB Accounting Standards Codification 820 (ASC 820) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Plan’s investments in money market funds, Hardinge Inc. common stock, and mutual funds are valued using Level 1 inputs.

•	Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Plan’s investments in the common collective trust are valued using Level 2 inputs.

•	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan does not have any investments that are valued using Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Administrative Expenses
The Plan Sponsor elected to pay certain administrative expenses of the Plan which, if not paid by the Plan Sponsor, will be paid by the Plan.

Benefit Payments
Benefit payments are recorded when paid.

Forfeitures
Forfeitures of employer non-elective contributions are used to reduce future employer contributions or pay administrative expenses. There were forfeitures of non-vested employer non-elective contributions of $22,190 and $16,816 in 2015 and 2014, respectively. At December 31, 2015, there was $8,826 available to offset future employer contributions or pay administrative expenses. There were no amounts available to offset future employer contributions or pay administrative expenses at December 31, 2014. Forfeitures used to reduce employer matching contributions totaled $13,364 and $16,908 in 2015 and 2014, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

3. INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets available for benefits at either December 31, 2015 or 2014, or both:

	2015	2014

Vanguard Retirement Savings Trust	$8,300,235	$8,021,760
Vanguard 500 Index Fund Investor Shares	6,222,915	6,788,434
Vanguard Target Retirement 2025 Fund	4,885,454	5,114,730
Vanguard Target Retirement 2015 Fund	3,858,649	4,302,156
Vanguard Target Retirement 2020 Fund	3,249,159	3,806,342
Vanguard Wellington Fund Investor Shares	2,663,952	3,027,105
Other investments, individually less than 5%	17,770,060	18,024,527

	$46,950,424	$49,085,054

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2015	2014

Hardinge Inc. common stock	$(279,992)	$(281,810)
Mutual funds	(1,754,700)	1,691,782

	$(2,034,692)	$1,409,972

3. INVESTMENTS (Continued)

The following investments are measured at fair value on a recurring basis as of December 31, 2015:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total

Money market funds	$47,521	$—	$—	$47,521
Common collective trust	—	8,300,235	—	8,300,235
Hardinge Inc. common stock	930,165	—	—	930,165
Mutual funds - bonds	1,931,355	—	—	1,931,355
Mutual funds - domestic equity	12,528,803	—	—	12,528,803
Mutual funds - international equity	1,734,909	—	—	1,734,909
Mutual funds - balanced	21,477,436	—	—	21,477,436

	$38,650,189	$8,300,235	$—	$46,950,424

The following investments are measured at fair value on a recurring basis as of December 31, 2014:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total

Money market funds	$49,006	$—	$—	$49,006
Common collective trust	—	8,021,760	—	8,021,760
Hardinge Inc. common stock	1,301,605	—	—	1,301,605
Mutual funds - bonds	1,950,594	—	—	1,950,594
Mutual funds - domestic equity	13,223,528	—	—	13,223,528
Mutual funds - international equity	2,005,937	—	—	2,005,937
Mutual funds - balanced	22,532,624	—	—	22,532,624

	$41,063,294	$8,021,760	$—	$49,085,054

4.    TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 11, 2011 that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Subsequent to year-end, effective January 1, 2016, the Plan was restated to consolidate amendments to the previous restatement. The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated March 14, 2016 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per Form 5500 at December 31:

	2015	2014

Net assets available for benefits per the financial statements	$49,487,686	$51,508,119

Adjustment to fair value from contract value for fully benefit-responsive investment contracts	137,933	238,912

Net assets available for benefits per Form 5500	$49,625,619	$51,747,031

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the change in net assets available for benefits per Form 5500 for the years ending December 31:

	2015	2014

Change in net assets available for benefits
per the financial statements	$(2,020,433)	$3,960,315

Change in adjustment to fair value from contract value for fully benefit-responsive investment contracts	(100,979)	18,341

Change in net assets available for
benefits per Form 5500	$(2,121,412)	$3,978,656

7.    PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan. Hardinge Inc. is the Plan Sponsor. As such, transactions among Vanguard, Chemung, Hardinge Inc., and the Plan qualify as party-in-interest transactions. Additionally, notes receivable from participants are party-in-interest transactions.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

				Schedule I
HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200
PLAN NUMBER 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost**	Value

	MONEY MARKET FUNDS:
	Federated Prime Obligation Fund	Money Market Fund (30,361 units)		$30,361
*	Vanguard Prime Money Market Fund	Money Market Fund (17,160 units)		17,160

				47,521

	COMMON COLLECTIVE TRUST:
*	Vanguard Retirement Savings Trust	Common Collective Trust (8,162,302 units)		8,300,235

	HARDINGE INC. COMMON STOCK:
*	Hardinge Inc.	Common Stock (99,803 units)		930,165

	MUTUAL FUNDS:
	Brandywine Fund	Mutual Fund (249 units)		8,759
	Royce Total Return Fund-Financial Intermediary Shares	Mutual Fund (11,163 units)		135,299
	T. Rowe Price Equity Income Fund Advisor Class	Mutual Fund (6,082 units)		172,720
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund (33,016 units)		6,222,915
*	Vanguard Total International Stock Index Fund	Mutual Fund (20,144 units)		291,451
*	Vanguard U.S. Growth	Mutual Fund (43,580 units)		1,298,242
*	Vanguard International Growth Fund	Mutual Fund (68,410 units)		1,443,458
*	Vanguard Mid-Cap Growth Fund	Mutual Fund (62,420 units)		1,401,330
*	Vanguard Mid-Cap Index Fund	Mutual Fund (21,001 units)		688,607
*	Vanguard Mid-Cap Value Index Fund	Mutual Fund (17,140 units)		580,348
*	Vanguard Small-Cap Growth Index Fund	Mutual Fund (11,924 units)		407,554
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund (30,417 units)		1,613,031
*	Vanguard Target Retirement 2010 Fund	Mutual Fund (27,581 units)		686,220
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (271,163 units)		3,858,649
*	Vanguard Target Retirement 2020 Fund	Mutual Fund (119,674 units)		3,249,158
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (312,769 units)		4,885,454
*	Vanguard Target Retirement 2030 Fund	Mutual Fund (36,568 units)		1,013,659
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (108,503 units)		1,827,195
*	Vanguard Target Retirement 2040 Fund	Mutual Fund (24,863 units)		707,355
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (82,802 units)		1,472,229
*	Vanguard Target Retirement 2050 Fund	Mutual Fund (4,870 units)		138,758
*	Vanguard Target Retirement 2055 Fund	Mutual Fund (2,687 units)		82,825
*	Vanguard Target Retirement 2060 Fund	Mutual Fund (1,516 units)		41,243
*	Vanguard Target Retirement Income	Mutual Fund (68,332 units)		850,737
*	Vanguard Total Bond Market Index Fund	Mutual Fund (181,518 units)		1,931,355
*	Vanguard Wellington Fund Investor Shares	Mutual Fund (72,410 units)		2,663,952

				37,672,503

	Total investments			$46,950,424

	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	Interest at 4.25%, maturing at various dates through September 2021		$917,755

*	Denotes party-in-interest
**	Cost omitted as these investments are participant directed

The accompanying notes are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

Date	June 28, 2016	/s/ Douglas C. Tifft
Douglas C. Tifft
Senior Vice President, Administration of Hardinge Inc., issuer of the securities held pursuant to the Plan, and a Member of the Hardinge Inc. Retirement Plan Committee

Index to Exhibits

Exhibit No.	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.